UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

McKesson Corporation

(Exact name of the registrant as specified in its charter)

Delaware	1-13252	94-3207296
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Post Street, San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

Lori A. Schechter

(415) 983-8300

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1–Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (the “Form SD”) of McKesson Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2017 to December 31, 2017.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, is hereby incorporated by reference herein, and is publicly available at http://www.mckesson.com/investors/corporate-governance/mckesson-corporation-conflict-minerals-report/.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2-Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of McKesson Corporation for the reporting period from January 1, 2017 to December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McKesson Corporation

By:	/s/ Lori A. Schechter	May 31, 2018
(Date)
Lori A. Schechter Executive Vice President, General Counsel and Chief Compliance Officer